Filed pursuant to Rule 433 Registration Statement Nos. 333-133573 and 333-133573-04

Free Writing Prospectus

TERM SHEET
PartnerRe Finance A LLC

PartnerRe Ltd.

6.875% SENIOR NOTES DUE 2018

Issuer:	PartnerRe Finance A LLC
Guarantor:	PartnerRe Ltd.
Securities:	6.875% Senior Notes due 2018
Legal Format:	SEC Registered
Amount:	$250,000,000
Ratings (1):	Moody’s Investors Service: A2 Standard & Poor’s: A Fitch: A+
Trade Date:	May 21, 2008
Settlement Date:	May 27, 2008 (T+3)
Maturity Date:	June 1, 2018
Reference Treasury:	3.875% due May 15, 2018
Reference Treasury Yield:	3.812%
Reoffer Spread to Treasury:	3.188%
Reoffer Yield:	7.000%
Coupon:	6.875%
Denominations:	$2,000 and multiples of $1,000
Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1, beginning on December 1, 2008
Price to Public:	99.110%
Price to Issuer:	98.460%
Estimated Net Proceeds After Net Expenses to Issuer:	$246,100,000
Make-Whole Call:	Treasury plus 50 basis points
CUSIP:	70212FAA1
Book Running Managers:	Credit Suisse Securities (USA) LLC and Wachovia Capital Markets, LLC
Co-Managers:	Banc of America Securities LLC, Barclays Capital Inc. and UBS Securities LLC

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Bookrunning Managers in the offering will arrange to send you the prospectus if you request it by contacting the Credit Suisse Prospectus Department located at One Madison Avenue, New York, NY 10010 (telephone:  1-800-221-1037) or Wachovia Capital Markets, LLC at 1-800-326-5897.